Exhibit 99.1

VCI Global Collaborates With Treasure Global Inc To Develop AI-Powered Travel Platform To Tap On USD1 Trillion Digital Economy

KUALA LUMPUR, Malaysia, July 19, 2023 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, or the “Company”) announced that the Company will be collaborating with Treasure Global Inc (NASDAQ: TGL) (“TGL” or “Treasure Global”) to develop an artificial intelligence (“AI”)-powered travel platform to heighten the travelling experiences for travellers in Malaysia.

This AI-powered platform will serve as a high-tech portable concierge. It will be utilising the latest advanced technologies available to provide relevant travel recommendations in real time. It assists users in travel related activities, be it to discover more places to explore, dine during their travels in Malaysia and/or improve on seamless bookings for flights, hotels, car rentals and so forth. The platform is designed to break down language barriers as well by providing built-in translation function.

This collaboration is ideal as it pools the respective strengths of the two parties concerned where VCI Global will be offering its AI and data analytics expertise. Being an innovative Malaysian e-commerce platform, TGL shall leverage its extensive user base of 2.4 million and established relationships with over 2,000 merchants.

On top of capitalising on each’s strengths for mutual benefit, the objectives of this collaboration also include, but not limited to, sharing of knowledge and expertise plus the development of respective resources. TGL and VCI Global have agreed to share profits generated from this collaboration on a 50:50 basis.

A research conducted by Google, Temasek, and Bain & Company revealed that the value of Southeast Asia’s digital economy can reach USD1 trillion by 2030. With the digital economy valued at around USD200 billion in 2022, this means that the region’s digital economy is projected to grow by a compound annual growth rate of over 22%. The research has also stated that Malaysia’s digital economy itself will grow by a compound annual growth rate exceeding 17% to USD34 billion in 2025 of which USD8 billion is from online travel related activities as tourism industries further embrace digital technologies globally. Coupled with all these growth projections, this partnership is timely as economies shift to the post-Covid era. In the fourth quarter of 2022, there were 4.5 million tourist arrivals in Malaysia in contrast to merely 61,000 for the fourth quarter of 2021.

“As in our previous collaborations, I am humbled that once again we are able to play our part by offering our expertise in enhancing the landscape of the travel industry as global tourism migrates itself to high-tech platforms to maximise travellers’ contentment during their travels. I am very confident that this AI-powered travel platform will act as a growth catalyst for Malaysia’s tourism industry. As these (tourist) arrivals numbers are still below the pre-Covid level, we strongly believe the arrivals will grow exponentially in the near future,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

“We believe that global tourism has returned to its pre-pandemic trends, and we are well-positioned to capitalize on the post-pandemic ‘revenge travel’ phenomenon through our collaboration with VCI Global. This collaboration will create a win-win situation by leveraging our combined resources and expertise. I am confident that it will significantly impact the Malaysian travel industry and bring substantial benefits to both of our businesses,” said Sam Teo, Chief Executive Officer of Treasure Global.

About VCI Global Limited

VCI Global is a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. The Company provides business and boardroom strategy services, investor relation services, and technology consultancy services. Its clients range from small-medium enterprises and government-linked agencies to publicly traded companies across a broad array of industries. VCI Global operates solely in Malaysia, with clients predominantly from Malaysia, but also serves some clients from China, Singapore, and the US.

For more information on the Company, please log on to https://v-capital.co/.

About Treasure Global Inc

Treasure Global is a Malaysian solutions provider developing innovative technology platforms. Treasure Global has developed two technology solutions: the ZCITY App, a unique digital ecosystem that transforms and simplifies the e-payment experience for consumers, while simultaneously allowing them to earn rewards; and TAZTE, a digital F&B management system providing merchants with a one-stop management and automated solution to digitalize their businesses. Treasure Global also acts as a master franchiser in SEA for popular restaurant chains, while providing them with the TAZTE solution. As of March 31, 2023, ZCITY had over 2,400,000 registered users.

For more information, please visit https://treasureglobal.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

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Imej Jiwa Communications Sdn Bhd

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